Exhibit (h)(iii)

form of lock-up certification

_____________, 2015

This certification is being delivered in connection with the initial public offering (the “Offering”) of up to 4,500,000 common shares of beneficial interest, par value $0.001 (the “Common Shares”), and up to 1,500,000 Series A Cumulative Puttable and Callable Preferred Shares, par value $0.001 (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”), to be offered in combinations each consisting of three Common Shares and one Series A Preferred Share (the “Combinations”) of The Gabelli Go Anywhere Trust (the “Fund”), pursuant to a Registration Statement on Form N-2.

Pursuant to FINRA Rule 5110(g), the undersigned hereby agrees that all Common Shares, Series A Preferred Shares, and Combinations of the Fund beneficially acquired in the Offering or otherwise owned by me shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Common Shares, Series A Preferred Shares, and Combinations for a period of 180 days after the closing date of the Offering (i.e., on or about July [  ], 2015 if the Offering is not extended, or July [  ], 2015 if the Offering is extended).

This certification is irrevocable and shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This certification shall be governed by and construed in accordance with the laws of the State of New York, without regard to choice of law rules.

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